Exhibit 12.1

Navistar International Corporation

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company’s debt agreements.

	Nine Months Ended July 31,	Fiscal Year Ended October 31,
	2016	2015	2014	2013	2012	2011
(in millions)
Income (loss) before income tax benefit (expense) (A)	$(17)	$(109)	$(565)	$(985)	$(1,082)	$506
Less: Net income attributable to non-controlling interests	(24)	(33)	(40)	(54)	(48)	(55)
Dividends from non-consolidated affiliates	8	12	12	13	7	4
Interest expense (B)	219	270	265	264	213	203
Debt amortization expense	27	37	49	57	46	44
Interest portion of rent expense (C)	14	19	20	24	21	18

Total earnings (loss)	$227	$196	$(259)	$(681)	$(843)	$720

Capitalized interest	$2	$1	$—	$5	$9	$18
Interest expense (B)	233	289	285	288	234	221
Debt amortization expense	27	37	49	57	46	44

Total fixed charges	$262	$327	$334	$350	$289	$283

Ratio of earnings to fixed charges	0.87	0.60	—	—	—	2.54
Earnings shortfall	$(35)	$(131)	$(593)	$(1,031)	$(1,132)	$—

(A)	Excludes equity in (loss) income of non-consolidated affiliates.
(B)	Excludes interest expense on income tax contingencies.
(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.